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[PFPC letterhead]

                                                   Teresa M. R. Hamlin
                                                   PFPC Inc.
                                                   99 High Street, 27th Floor
                                                   Boston, Massachusetts 02110
                                                   (617) 338-4340

                                                   February 27, 2006

VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. James O'Connor

Re:      ABN AMRO Funds (the "Registrant" or the "Trust")
         1933 Act No. 33-68666
         1940 Act No. 811-8004
         Post-Effective Amendment No. 63
         -------------------------------

Dear Mr. O'Connor:

         This letter is in response to our telephone conference call on February 13, 2006 regarding the Registrant's Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A filed with the Commission on December 30, 2005 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"). The following sets forth the comments received during the telephone conference and the Registrant's responses to them. All page references are for the Statement of Additional Information included in Post-Effective Amendment No. 63 filed with the Commission on December 30, 2005 pursuant to Rule 485(a) under the Securities Act.

1.   Portfolio Manager Compensation (Page 43-50)

         Comment: Please disclose detailed information regarding the portfolio managers' compensation as required by Item 15 (and related instructions) of Form N-1A.

         Response:  The requested disclosure has been added in a manner consistent with the requirements of the form.


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2.   Portfolio Turnover (Page 69)

         Comment: Please revise disclosure to clarify that a high rate of portfolio turnover may result in the realization of substantial net short-term capital gains and discuss the effects on taxable income.

         Response:  Disclosure has been added to reflect that a high rate of portfolio turnover may result in the realization of substantial net short-term capital gains that are taxed as ordinary income.

3.   Disclosure of Portfolio Holdings (Page 70)

         Comment: Please provide a complete list of parties receiving non-standard disclosure of portfolio holdings.

         Response:  The referenced section contains a generic description of the service providers who have access to each Fund's nonpublic portfolio holdings information. The service providers are identified in other sections of the statement of additional information. The Registrant believes that the referenced disclosure is consistent with Item 11(f) of Form N-1A and industry interpretation.


         All responses will be incorporated into Post-Effective Amendment No. 64 to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Teresa M. R. Hamlin

Teresa M. R. Hamlin


cc:      Gerald Dillenburg
         Cathy O'Kelly, Esq.


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February 27, 2006

VIA EDGAR
---------

Mr. James O'Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      ABN AMRO Funds (the "Registrant")
         (File Nos. 033-68666 and 811-08004)

Dear Mr. O'Connor:

In connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 63 to the Registrant's registration statement on Form N-1A under the Securities Act of 1933 (the "Filing") as filed with the Securities and Exchange Commission on December 30, 2005, the Registrant hereby acknowledges that:

     o The Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filings; and
     o Comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filing reviewed by SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing.


                                          Sincerely,

                                          /s/ Kenneth C. Anderson

                                          Kenneth C. Anderson
                                          President and Chief Executive Officer

cc:      Gerald F. Dillenburg
         Cathy G. O'Kelly, Esq.
         Teresa M. R. Hamlin, Esq.